                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


--------------------------------------------------------------------------------


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from _______________ to ______________________

                         Commission File Number 0-22276
                                                -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  ALLIED HOLDINGS, INC. 401(k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              ALLIED HOLDINGS, INC.
                              160 Clairemont Avenue
                                    Suite 200
                             Decatur, Georgia 30030


                           (a)      The following financial statements and
reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on form 11-K:

         Report of Independent Public Accountants.

         Financial Statements:

                  Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999.

                  Statement of Changes in Net Assets Available for Benefits with Fund Information, for the year ended December 31, 2000.

         Notes to Financial Statements and Schedules.

Schedules Supporting Financial Statements:

         Schedule I:       Schedule H, Line 4i.


                           (b)      The following Exhibit is filed as part of
this Annual Report on Form 11-K:

         Exhibit 23 - Consent of Arthur Andersen LLP.

                                   SIGNATURES


                           Pursuant to the requirements of the Securities
Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                ALLIED HOLDINGS, INC. 401(k) RETIREMENT PLAN



                By:           /s/ Daniel H. Popky
                       ---------------------------------------------------------
                       Name:  Daniel H. Popky
                       Title: Senior Vice President and Chief Financial Officer


Date:  June 25, 2001


                                  EXHIBIT INDEX


Exhibit         Description                               Location
-------         ------------------------------            --------------
(23)            Consent of Arthur Andersen LLP            Filed herewith

ALLIED 401(K) RETIREMENT PLAN



FINANCIAL STATEMENTS AND SCHEDULE
AS OF DECEMBER 31, 2000 AND 1999
TOGETHER WITH AUDITORS' REPORT

                          ALLIED 401(K) RETIREMENT PLAN


                        FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 2000 AND 1999



                                TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS--DECEMBER 31, 2000 AND 1999

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2000

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

SCHEDULE SUPPORTING FINANCIAL STATEMENTS

         SCHEDULE I: SCHEDULE H, LINE 4I--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES--DECEMBER 31, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



TO THE PLAN ADMINISTRATOR OF THE
ALLIED 401(K) RETIREMENT PLAN:

We have audited the accompanying statements of net assets available for benefits of the ALLIED 401(K) RETIREMENT PLAN as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and the supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in its net assets available for benefits for the year ended December 31, 2000 on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP
-----------------------


ATLANTA, GEORGIA
MAY 1, 2001

                          ALLIED 401(K) RETIREMENT PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2000 AND 1999

                                                                                2000                    1999
                                                                            ------------           ------------
CASH                                                                        $          0           $     29,068

INVESTMENTS, AT FAIR VALUE AS DETERMINED BY QUOTED MARKET
      PRICES:
         Mutual funds                                                         28,930,619              6,904,980
         Pooled separate accounts                                             36,121,549             58,365,357
         Allied Holdings, Inc. common stock                                      260,931                362,088
         Ryder System, Inc. common stock                                         315,924                649,017

INVESTMENTS, AT CONTRACT VALUE:
      Loans to participants                                                    3,575,317              3,192,883
      Deposits in general account of Principal Life Insurance
         Company--guaranteed interest accounts                                11,684,420             12,252,119
                                                                            ------------           ------------
NET ASSETS AVAILABLE FOR BENEFITS                                           $ 80,888,760           $ 81,755,512
                                                                            ============           ============


        The accompanying notes are an integral part of these statements.

                          ALLIED 401(K) RETIREMENT PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

ADDITIONS:
    Contributions:
       Participant                                                     $ 10,339,503
       Employer                                                             684,261
       Rollovers from qualified plans                                       802,163
                                                                       ------------
              Total contributions                                        11,825,927
    Interest and dividend income                                          2,626,948
    Net depreciation in fair value of investments:
       Mutual funds                                                      (2,907,029)
       Pooled separate accounts                                          (1,364,930)
       Common stock                                                        (579,956)
    Loan interest                                                           242,665
                                                                       ------------
              Total additions                                             9,843,625
                                                                       ------------
DEDUCTIONS:
    Benefits paid to participants                                       (10,381,428)
    Administrative expenses                                                (328,949)
                                                                       ------------
              Total deductions                                          (10,710,377)
                                                                       ------------
NET DECREASE                                                               (866,752)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                     81,755,512
                                                                       ------------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                         $ 80,888,760
                                                                       ============


         The accompanying notes are an integral part of this statement.

                          ALLIED 401(K) RETIREMENT PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 2000 AND 1999


1.       PLAN DESCRIPTION

         The following brief description of the Allied 401(k) Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

         GENERAL

         The Plan is a defined contribution plan established for the employees of Allied Holdings, Inc. (the "Company") and certain of its subsidiaries who have adopted the Plan, as defined, under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in
         Section 401(k) of the IRC. The Plan benefits all eligible employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan was restated in December 1994, naming the Company as the primary sponsor of the Plan. The Plan was also restated in December 1999 to incorporate all prior amendments and to conform to new IRC provisions.

         PARTICIPATION

         All employees who are age 21 or older may elect to participate in the Plan upon full-time employment. Bargaining employees have a one-year service requirement and are not eligible to receive an employer match.

         CONTRIBUTIONS

         Participating employees may elect to defer a percentage of their pretax compensation, as specified in their employers' adoption agreements, each calendar year, subject to IRC limitations. The Plan provides for matching contributions for nonunion participants. The Company matches 100% of a participant's deferral, up to 3% of his/her pretax compensation or a maximum of $1,000 for each eligible participant. A participant must be employed by the Company on the last day of the plan year in order to be eligible for a matching contribution. Employer matching for new, retired, disabled, and deceased employees is based on the portion of the year that the employee was eligible to participate in the Plan. The Plan was amended effective July 8, 1997 to allow for roll-over contributions from previous employers' qualified retirement plans.

         INVESTMENT OPTIONS

         All contributions to the Plan are participant-directed and are invested, as elected by each participant, in one or any combination of the investment options offered by the Plan, which include separate accounts and guaranteed interest accounts managed by Principal Life Insurance Company ("Principal") under a group annuity contract and corporate common stock funds. Beginning in 1999, the participants were also able to direct their moneys into electronically linked mutual funds managed by third-party investment advisors. Participants receive investment income, gains, and losses from plan investments based on their proportionate shares of fund balances to the total fund balances during the year.

         Effective November 1, 2000, participants may no longer direct their deferrals into Allied Holdings, Inc. common stock or the guaranteed interest accounts.

         Effective in 1997, with the acquisition of Ryder Automotive Carrier Services, Inc. and RC Management Corp. (collectively, "Ryder"), the Plan was amended to permit rollovers from other qualified plans. Employees of Ryder were eligible to receive distributions of their accounts from the qualified plan maintained by Ryder. Some of the employees elected to roll over their distributions to the Plan, including Ryder System, Inc. common stock, which was received as an in-kind distribution. This stock is held by the Plan and may be sold by the participants or held. No additional acquisitions of Ryder System, Inc. common stock are permitted.

         DISTRIBUTION AND VESTING OF BENEFITS

         Both employer and participant contributions are 100% vested at all times. Upon normal retirement, permanent disability, or death, the employee or designated beneficiary is eligible to receive all of the employee's share of accumulated benefits of the Plan in a lump-sum distribution, an annuity, or installments over a period of time. Upon termination of employment, the employee or designated beneficiary is entitled to receive the employee's account balance or continue his/her account until normal retirement or earlier, if the value is more than $5,000.

         EXPENSES

         Administrative expenses of the Plan are paid by the Plan and the Company. Participants pay a transaction fee for loans. The Plan pays an annual fee to cover fund investment management expenses based on average plan assets. This fee is deducted from interest and dividend income of the funds prior to allocation to the participants' accounts. The Plan also pays record-keeping expenses which are allocated to the participants' accounts.

         PLAN TERMINATION

         Although the Company intends for the Plan to be continued indefinitely, it reserves the right to terminate the Plan subject to the provisions of ERISA. Should the Plan terminate, all participants would become fully vested, and the Plan's assets would be distributed.

         LOANS TO PARTICIPANTS

         The Plan permits loans to participants of up to 50% of each participant's vested balance, not to exceed $50,000. Loans are made for a minimum of $1,000, and only one loan may be made in any 12-month period. In addition, only one loan may be outstanding at a time. Such loans are payable over five years generally through payroll deductions and bear interest at rates determined by the plan administrator based on prevailing market conditions.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

         BASIS OF ACCOUNTING

         The accounting records of the Plan are maintained on a modified cash basis. Under the modified cash basis, receivables and accrued expenses are not recorded, and investments are stated at market value. Contributions receivable were approximately $0 at both December 31, 2000 and 1999. In addition, refunds of contributions of approximately $50,000 and $124,000 were due to participants at December 31, 2000 and 1999, respectively. These amounts have not been recorded in the accompanying financial statements which have been prepared on the modified cash basis of accounting.

         The preparation of the Plan's financial statements requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

         VALUATION OF INVESTMENTS

         Investments are recorded at market value based on quoted market prices, with the exception of assets in the fixed interest fund, which are stated at contract value. The Plan has adopted Statement of Position ("SOP") 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." SOP 94-4 specifies that nonbenefit-responsive investment contracts held by defined contribution plans should be reported at fair value. The investment in the general account at Principal is nonbenefit-responsive due to surrender charges which apply to early withdrawals. The fair value of the guaranteed interest account as of December 31, 2000 and 1999 approximates contract value. Contract value represents contributions made under the contract plus earnings, less plan withdrawals and administrative expenses.

         At December 31, 2000 and 1999, the Plan was holding 95,229 and 59,019 shares, respectively, of Allied Holdings, Inc. common stock. All transactions in the company stock fund are considered to be related-party transactions.

         INVESTMENT INCOME

         Net realized gains (losses) from the sale of investments and changes in unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

         Income from capital gains is recorded in the accompanying statement of changes in net assets available for benefits as interest and dividend income.

3.       ADMINISTRATION OF THE PLAN

         Deutsche Bank AG (formerly Banker's Trust Company) serves as the Plan's trustee and is custodian for the stock funds. The Company is the administrator of the Plan. Principal serves as the Plan's record keeper and investment custodian for the separate accounts and guaranteed interest accounts.

4.       TAX STATUS

         The Plan has received a favorable letter of determination from the Internal Revenue Service dated November 30, 1998 covering the Plan as then designed. The letter of determination states that the Plan is designed in compliance with Section 401 of the IRC and that the related trust is entitled to an exemption from taxation under the provisions of
         Section 501(a). The Plan has been amended and restated since receipt of the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 2000 and 1999.

5.       INVESTMENTS

         Individual assets that represent 5% or more of the Plan's net assets at December 31, 2000 and 1999 are as follows:

         2000:
            Money Market                           $  7,869,025
            Bond & Mortgage                           4,073,621
            Large Cap Stock Index                    18,773,328
            International Stock                       5,405,576
            Putnam Investors (A)                      5,102,227
            Vanguard Growth & Income                  9,161,559
            Neuberger Berman Genesis Fund             4,621,945
            Strong Advisor Common Stock               6,935,313
            Guaranteed Interest Accounts             11,684,420
         1999:
            Money Market                              8,721,102
            Large Cap Stock Index                    21,315,146
            Medium Company Blend                      6,383,994
            U.S. Stock                               12,632,337
            International Stock                       6,058,144
            Guaranteed Interest Accounts             12,252,119

                                                                      SCHEDULE I



                          ALLIED 401(k) RETIREMENT PLAN


      SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 2000


                                                            Description of iNvestment, Including
                     Identity of Issuer,                      Maturity Date, Rate of Interest,          Current
              Borrower, Lessor, or Similar Party            Collateral, and Par or Maturity Value        Value
------------------------------------------------------------------------------------------------------------------
*   VARIOUS PLAN PARTICIPANTS                            Participant loans (interest rates
                                                             ranging from 8.5% to 9.5%)               $ 3,575,317

*   PRINCIPAL LIFE INSURANCE COMPANY                     Money Market Fund                              7,869,025
                                                         Bond & Mortgage Fund                           4,073,621
                                                         International Stock Fund                       5,405,576
                                                         Large Cap Stock Index Fund                    18,773,328

                                                         Deposits in general
                                                             account of
                                                             insurance company:
                                                                5.92%, matures December 31,
                                                                    2000                                1,934,317
                                                                6.02%, matures December 31,
                                                                    2001                                1,709,075
                                                                5.19%, matures December 31,
                                                                    2002                                2,442,650
                                                                5.52%, matures December 31,
                                                                    2003                                2,872,004
                                                                6.51%, matures December 31,
                                                                    2004                                2,726,372

    THE VANGUARD GROUP                                   Wellington Fund                                1,769,159
                                                         Growth & Income                                9,161,559

    FIDELITY INVESTMENTS                                 Fidelity Advisor Growth
                                                             Opportunities Fund
                                                             (Institutional Class)                        664,226

    PUTNAM INVESTMENTS                                   Putnam Investors Fund                          5,102,227

    STRONG INVESTMENTS, INC.                             Strong Balanced Fund                             676,191
                                                         Strong Advisor Common Stock                    6,935,313

    NEUBERGER BERMAN, L.L.C.                             Neuberger Berman Genesis Fund                  4,621,945

*   ALLIED HOLDINGS, INC.                                Common stock, 95,229 shares                      260,931

    RYDER SYSTEM, INC.                                   Common stock, 19,003 shares                      315,924
                                                                                                      -----------
                                                                                                      $80,888,760
                                                                                                      ===========


                        *REPRESENTS A PARTY IN INTEREST.

          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS SCHEDULE.